The Global Economic and Investment Environment & Strategy

Eugene C. Sit, CFA
Chairman & Global Chief Investment Officer
Sit Investment Associates, Inc.

May 14, 2007

The Economic and Investment Environment & Strategy

May 14, 2007

Near Term Outlook

A. Low probability of a global recession over the next year; the main caveat to this outlook would be an "external event" of major proportions:
- Global economic growth will be below potential due to the adjustment in housing activities and slower consumer spending in the U.S.; Euroland and Japan should experience growth of approximately 2.5% notwithstanding higher oil prices and interest rates.
- China's rapid growth will continue in the 8.0 - 9% range due to the country's strong trade position, infrastructure spending and higher consumption. Latin America should experience sustained growth of 4.0% - 5.0% compounded.
- Oil prices should stabilize around the $55 - $60 level, given slower economic growth and increased non-opec production. Oil prices, however, will continue to be impacted by geo-political development.
- Global inflation should moderate to the 2.5% - 3.0% level as economic growth slows.

B. Monetary policies in the U.S. and the industrialized economies are moving toward neutral:
- The Federal Reserve's focus continues to be containing inflation. We are expecting a Fed Funds rate of 5.0% by fall.
- Further rate increases, albeit gradual, will continue in Japan, Euroland and the UK.
- While a negative yield curve is of concern, a slower growth scenario is more likely than a recession because of the abundance of liquidity in the global economy.
- A return to a more normal yield curve is likely in 2008, and we'll see modesty higher rates in longer duration and below-investment-grade issues.

C. Stock market valuations are at fair levels, and equity returns should be positive over the near-to-intermediate term:
- Global earnings growth will moderate to the mid-to-high single digit levels from last year's strong gains.
- U.S. equity markets are attractive relative to current earnings, inflation and interest rates.
- International markets, particularly Japan and the Pacific Basin countries, should provide incremental returns to the U.S. markets. The Asian currencies appear most attractive relative to the U.S. dollar and will enhance returns from these markets.

Longer Term Outlook

A. We project global annual growth of approximately 2.75% over the next five years, barring external events of major proportions:
- U.S. growth should approximate its long-term average of 3% with capital spending offsetting the impact of a slowing in consumer spending.
- Japan and Euroland should sustain real growth of around 2.5%, reflecting the benefits of economic reforms and ample financial liquidity, but aging demographics serve as constraints to growth.
- China's growth probably will average around 7.0%. Following the build-up to the 2008 Olympics, a continuous high level of infrastructure spending will sustain growth.
- Global inflation will stabilize around current levels, reflecting a tighter labor supply and higher operating rates.

B. After achieving neutral rate levels, monetary policies will be generally stable. Longer term rates will move higher and yield spreads will widen further.

<u>The Economic and Investment Environment & Strategy</u>

May 14, 2007

C. U.S. fiscal policy will remain essentially unchanged until after 2010, and the sunset provisions of the Bush tax cuts will take effect, thus increasing tax rates on capital gains and dividend income and higher marginal rate for high income taxpayers:
  - Annual fiscal deficit of around 2.0% of GDP is likely for the intermediate term, given the likelihood of increased domestic spending by the Democrat controlled Congress.
  - The secular deficit outlook, however, requires initiatives which will provide for both higher revenues and lower spending.
  - Substantial increases in revenue are required to fund increases in spending for Social Security, Medicare and Medicaid beyond 2015.

D. The U.S. dollar will remain weak on a secular basis, but the correction should be orderly.

E. Bond returns will be below current coupons and longer duration maturities and lower quality bond issues will probably provide the lowest returns.

F. Global equity market returns will be in line with their historical averages of approximately 7.0 to 8.0% compounded:
  - U.S. returns will be driven primarily from earnings growth assuming no price-to-earnings expansion; higher returns are possible if P/E ratios rise.
  - EAFE returns will be enhanced by a weaker U.S. dollar, thus offsetting slower than U.S. growth in foreign economies.
  - Emerging market returns will be competitive with global markets, but with greater volatility.
  - Growth stocks, which have lagged value stocks, are more attractively valued than their value counterparts and should provide superior returns over the intermediate to longer term.
  - Dividend income will contribute a higher percentage of overall equity returns.

G Major global risks include: 1) the War on Terror, 2) protectionist trade policies, 3) deterioration in Sino/U.S. relations, and 4) higher energy prices. Additionally, there are risks resulting from U.S. failing to address its fiscal and trade imbalances.

Investment Strategy

A. Our bond portfolios are defensively structured, and our emphasis is in shorter duration, higher quality instruments. Tax exempts offer greater attractions than taxables.

B. Our global equity portfolios are overweight Asia, including Japan, and Canada (oil related). We are modestly underweight the U.S. and Euroland.

C. Our equity portfolio emphasis includes overweighting sectors such as Electronic Technology and Services, Capital Investments, Energy and Biotechnology. Our investment themes include emphasizing companies with rising ROEs, high free cash flow yields, and rising earnings and dividends.

Globalization: Global Economic Growth

Global Economic Performance Has Been Good and the Outlook Is Favorable

GDP GROWTH

	Recent Periods		Estimates	
	2006-2010 (5 Yr CAGR)	2006A	2007E	2007E-2011E (5 Yr CAGR)
Global Economy	**2.7%**	**3.0%**	**2.7%**	**2.7%**
United States	3.0	3.3	2.7	3.0
Euroland	2.5	2.6	2.4	2.5
United Kingdom	2.3	2.8	2.2	2.3
Japan	2.5	2.2	2.2	2.5
Asia Ex Japan	7.5	8.2	7.8	7.5

INFLATION

	Recent Periods		Estimates	
	2006-2010 (5 Yr AVG)	2006A	2007E	2007E-2011E (5 Yr AVG)
Global Economy	**2.5%**	**2.5%**	**2.2%**	**2.5%**
United States	3.0	3.2	2.3	3.0
Euroland	2.2	2.2	2.1	2.2
United Kingdom	2.1	2.3	2.3	2.1
Japan	0.5	0.1	0.1	0.5
Asia Ex Japan	3.3	3.2	2.9	3.3

Source: Morgan Stanley and Sit Investment Associates, Inc., April 5, 2007

The U.S. Housing Sector Has Experienced A Recession



Too Soon For Housing To Stabilize
000s
000s
HOME SALES:
NEW (LS)
EXISTING (RS)
1200
1000
800
6200
5600
5000
4400
mths.
mths.
MONTHS' SUPPLY OF:
NEW HOMES
EXISTING HOMES
8
6
4
Ann% Chg
Ann% Chg
EXISTING HOME PRICES
15
10
5
0
© BCA Research 2007
2000
2002
2004
2006
NOTE: ALL SERIES ARE SMOOTHED

Source: The Bank Credit Analyst, May 2007

U.S. Housing Sector

Home Equity Lending Slows as House Prices Drop



HOUSE PRICE INDEX (S&P/CASE-SHILLER)
S.A. by ISI
Y/Y % Jan -0.7%
25
20
15
10
5
0
1995
800
600
400
200
0
-200
U.S. MTG EQUITY WITHDRAWAL
(Greenspan-Kennedy)
2006:4Q $386
MEW
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07

Source: International Strategy & Investment, March 28, 2007

U.S. Cap-Ex Spending

Trends in U.S. Nonresidential Investment
(Year-Over-Year Change)

	4Q05 Rev.	1Q06 Rev.	2Q06 Final	3Q06 Final	4Q06 Final	1Q07 1st Est.
A. Real (Inflation Adjusted)						
Total Nonresidential Invs.	5.6%	7.4%	7.2%	8.3%	6.1%	3.2%
Structures	1.8	2.6	8.0	14.1	11.2	9.4
Equipment & Software (E&S)	7.0	9.2	6.8	6.0	4.0	0.8
Information Processing E&S	8.7	10.9	8.5	9.1	6.8	5.5
Computers & Peripherals	13.0	15.2	12.7	14.7	9.9	12.3
Software	4.4	6.9	5.9	6.3	6.3	4.8
B. Nominal						
Total Nonresidential Invs.	8.6%	10.5%	10.6%	11.3%	8.9%	5.5%
Structures	14.7	15.8	22.4	26.9	20.5	15.3
Equipment & Software (E&S)	6.4	8.6	6.3	5.7	4.5	1.7
Information Processing E&S	5.7	7.9	6.1	7.2	5.2	4.2
Computers & Peripherals	0.0	3.0	0.7	3.9	-0.9	5.2
Software	4.6	7.3	6.8	7.8	7.7	6.2

Source: Bureau of Economic Analysis, April 2007

World Trade Contributing to a Large Share of World Growth



World GDP, World Trade
30.00
25.00
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
WorldTrade YoY
WorldGDP YoY
Mar-96
Sep-96
Mar-97
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

Source: Haver, Morgan Stanley Research

Source: Morgan Stanley, December 19, 2006

Global Inflation Rates Are Generally Subdued



Ann% Chg
U.S.
CORE* CPI:
3.0
2.5
2.0
1.5
JAPAN
0
-.5
-1.0
-1.5
EURO AREA
2.5
2.0
1.5
1.0
2000
2002
2004
2006
*EXCLUDES FOOD AND ENERGY
**NON-FOOD CPI



Ann% Chg
OECD
4
3
2
CHINA**
4
2
0
© BCA Research 2007
2000
2002
2004
2006
*EXCLUDES FOOD AND ENERGY
**NON-FOOD CPI

Source: Bank Credit Analyst, January 2007

U.S. Inflation

Core PCE Deflator Still Above Federal Reserve Comfort Zone


Core PCE Deflator
Y/Y %
3.0
2.5
2.0
1.5
1.0
0.5
1994
1996
1998
2000
2002
2004
2006

Source: Bureau of Economic Analysis, March 6, 2007

Strong Global Money Growth


GLOBAL MONEY
G7+ (80% Wtd) and Non G7+ (20% Wtd)
Y/Y% Apr9.7%e
10.5%
10.0%
9.5%
9.0%
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Latest Y/Y % Change

U.S. MZM	Eurozone M3	U.K. M4	Canada M2	China M2	Pac Rim M*	Mexico M4	E Europe M**
6.6%	10.9%	12.8%	8.2%	17.3%	15.1%	10.6%	21.5%

* India M3, Hong Kong M3, Korea M3, Taiwan M2, Indonesia M2, Phillipines M3, Singapore M3, Thailand M2 (Equal Weights)

** Russia M2, Czech Republic M2, Hungary M3, Poland M2 (Equal Weights)

Source: ISI Group, May 8, 2007

U.S. Interest Rates

Expected Range Of Future Fixed Income Returns

From April 30, 2007

Risk Level/ Representative Issue	Interest Rate Forecast	TIME HORIZON: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	5.62%	0.4%	4.87%	4.1%	5.00%	4.4%
Present YTM 4.60%	Most Likely	4.62	2.3	4.25	5.3	4.00	5.0
	Optimistic	3.62	4.2	3.62	6.5	3.00	5.6
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	5.25	-0.9	5.25	1.4	5.50	3.3
Present 4.52%	Most Likely	4.62	1.8	4.50	4.7	4.50	4.6
	Optimistic	3.75	5.7	3.87	7.5	3.50	6.0
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	5.37	-3.4	5.37	-1.0	6.00	1.5
Present 4.63%	Most Likely	4.75	1.4	4.75	3.7	5.25	3.2
	Optimistic	3.87	8.6	4.00	9.8	4.00	6.2
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.75	-10.8	5.50	-5.1	6.50	-2.3
Present YTM 4.82%	Most Likely	5.00	-0.4	5.00	2.1	5.75	0.7
	Optimistic	4.25	12.0	4.12	16.9	4.50	6.4

E-04/07
pp-101.doc

Source: Sit Investment Associates, Inc.

Liquidity

Bubble Conditions?


BPs
U.S. CORPORATE
OPTION-ADJUSTED SPREAD*
400
300
200
BPs
400
300
200
EMERGING MARKETS
BBB-RATED OPTION-ADJUSTED SPREAD**
BPs
300
200
100
BPs
300
200
100
2002
2004
2006
*WEIGHTED AVERAGE CORPORATE BOND SPREAD;
SOURCE: MERRILL LYNCH
**SOURCE: MERRILL LYNCH; SMOOTHED
***S&P 500 INDEX IMPLIED VOLATILITY, SOURCE: CBOE; SMOOTHED
TREASURY OPTION VOLATILITY INDEX**
140
100
60
140
100
60
VIX INDEX***
40
30
20
10
40
30
20
10
© BCA Research 2006
2002
2004
2006
*WEIGHTED AVERAGE CORPORATE BOND SPREAD;
SOURCE: MERRILL LYNCH
**SOURCE: MERRILL LYNCH; SMOOTHED
***S&P 500 INDEX IMPLIED VOLATILITY, SOURCE: CBOE; SMOOTHED

Source: Bank Credit Analyst, December 2006

U.S. Treasuries

Current Long-Term Government Yields
Low By Historical Standards


16%
14%
12%
10%
8%
6%
4%
2%
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

Source: Lehman Brothers

U.S. Corporate Bonds

Lower Quality Bonds Are Unattractive



Corporate Spread History
1/31/73 - 4/30/07
Yield (%)
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
Jan-73
Jan-75
Jan-77
Jan-79
Jan-81
Jan-83
Jan-85
Jan-87
Jan-89
Jan-91
Jan-93
Jan-95
Jan-97
Jan-99
Jan-01
Jan-03
Jan-05
Jan-07
Lehman Corporate Aa
Lehman Corporate A
Lehman Corporate Baa

Investment Strategy

Tax-Exempts Are Relatively More Attractive Than Taxables



Historical Yield Ratio
Bond Buyer Index / 30 Year Treasury Yield
1.15
1.10
1.05
1.00
0.95
0.90
07/01
01/02
07/02
01/03
07/03
01/04
07/04
01/05
07/05
02/06
08/06
02/07

Source: Bloomberg

Liquidity is Driving M&A Activities



DOMESTIC M&A TRANSACTIONS' VALUE AT RECORD LEVEL
The value of U.S. merger and acquisition transactions reached $1.48 trillion in 2006.
1600
1400
1200
1000
800
600
400
200
0
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06
Left Axis: Value of domestic M&A transactions (x $1 billion)
Sources: Empirical Research Partners, Mergerstat

Source: Northern Trust, February 2007

Nominal Major Currencies Dollar Index



Nominal Major Currencies Dollar Index
April 30, 2007
150
140
130
120
110
100
90
80
70
60
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Strong $
Weak $
79.9

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%

Currency Appreciation (Y-T-D through 4/30/07): Euro Area: +3.5% Canada: +5.3% Japan: -0.4% U.K.: +2.1% Switzerland: +1.1% Australia: +5.6% Sweden: +2.0%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

U.S. Federal Deficit Projections Depend Heavily on Whether 2001 and 2003 Tax Cuts are Extended

Deficits could rise if tax cuts are extended

The Congressional Budget Office says the federal government can return to budget surpluses by 2012 if tax cuts made in 2001 and 2003 expire as scheduled. If they are extended, as President Bush wants, and millions of taxpayers are spared from paying the alternative minimum tax (AMT), which applies to taxpayers with large deductions, the surpluses turn into big deficits.

Projected surpluses or deficits (in billions of dollars)



Under current law
$249
-$172
-$181
If tax cuts are extended
-$175
If tax cuts are extended and AMT is adjusted
-$396
$200
$100
0
-$100
-$200
-$300
-$400
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

Source: Congressional Budget Office

By Adrienne Lewis, USA TODAY

Source: USA Today, January 25, 2007

U.S. Economy

A Return to More Normal Growth?


Slowing and Shrinking: Economy and Profits
Slowing economic growth and rising costs could reduce gains in corporate profits, which had been growing at double-digit rates for the past five years. The bars represent the percentage change from the previous year.
20%
15
10
5
0
−5
−10
Corporate profits
GDP, not adjusted for inflation
forecast
1995
'96
'97
'98
'99
2000
'01
'02
'03
'04
'05
'06*
'07
'08
Note: Profit figures are for Commerce Department corporate profits, adjusted for inventory valuation and capital consumption.
*Third quarter annualized
Source: Commerce Department

Source: Wall Street Journal, January 2, 2007

Standard & Poor's Index

Earnings Growth Will Drive Stock Returns



$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$ EPS / Cash Flow
Gross Cash Flow
S&P 500 Operating Earnings
S&P 500 Reported Earnings
'76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Long Term Growth Rate (25 Years) - Annualized % Change

Operating EPS	8.1%
Reported EPS	8.2%
Gross Cash Flow	6.6%

Intermediate Growth Rate (10 Years) - Annualized % Change

Operating EPS	8.4%
Reported EPS	7.5%
Gross Cash Flow	5.4%

S&P 500 Operating Earnings include options expense starting in 2006

Source: Sanford C. Bernstein & Co., LLC, Standard and Poor's and Sit Investment Associates, Inc., March 31, 2007

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	15.0	13.1	12.7	17.5	15.6	14.3
Post 1990 Average	16.7	15.1	13.2	36.6	13.7	17.5
Discount/Premium	*-10.2%*	*-13.2%*	*-3.8%*	*-52.2%*	*13.9%*	*-18.3%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	10.6	8.2	7.7	8.8	10.2	9.2
Post 1990 Average	10.0	6.9	7.9	10.2	8.8	9.0
Discount/Premium	*6.0%*	*18.8%*	*-2.5%*	*-13.7%*	*15.9%*	*2.2%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	3.9	4.1	5.4	2.6	3.4	3.9
Post 1990 Average	3.6	2.9	3.2	-0.5	2.3	2.6
Discount/Premium	*8.3%*	*41.4%*	*68.8%*	*NM*	*47.8%*	*50.0%*

Source: Lehman Brothers, April 2, 2007

U.S. Stocks Relative to Inflation and Interest Rates



Data through April 30, 2007
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Yr/Yr % Change in CPI
P/E
Standard Deviation
Average P/E
Standard Deviation
Consumer Price Index
X
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. X indicates current valuation based on 2007 est. operating EPS of $93.50

Source: S&P, Bureau of Labor Statistics, Sanford C. Bernstein and Sit Investment Associates, Inc.

Attractive Free Cash Flow Yields Enhance The Case For U.S. Equities

The gap between the US FCF yield and real yields is extreme (using Fed data)



Real 10-year bond yield (based on core PCE)
Free cash flow yield
FCF yield above real bond yield
%
12
10
8
6
4
2
0
-2
-4
-6
-8
Aug-61
Sep-65
Oct-69
Dec-73
Jan-78
Feb-82
Mar-86
May-90
Jun-94
Jul-98
Sep-02
Oct-06
Nov-10

Source: Federal Reserve, Bloomberg, Datastream, Credit Suisse research

Source: Credit Suisse First Boston, December 19, 2006

Federal Reserve Accommodation Historically Good For Stocks

History Lessons

Less than a year after the last Fed interest-rate increase, it's common for the economy and profits to be slowing and the stock market to rise. In 1985 and 1995, the stock market rose even further. In 1990 and 2001, a recession followed.

	June 1985	Dec. 1989	Dec. 1995	March 2001	April 2007
Federal Reserve	Easing	On hold	Easing	Easing	On hold
Growth	Slowing	Slowing	Accelerating	Slowing	Slowing
Leading indicators	Rising	Flat	Rising	Falling	Falling
Profits*	-18%	-8%	11%	-23%	3%
Did recession follow?	No	Yes	No	Yes	?
DJIA pct. change, previous 12 months†	18%	27%	33%	-10%	16%
DJIA pct. change, next 12 months†	42%	-4%	26%	5%	—

*S&P 500 companies, operating profits last 12 months, 2007 is estimate
†12 months through last day of month except 2007, 12 months through April 25

Sources: Federal Reserve; Commerce Department; Conference Board; Standard & Poor's; WSJ Market Data Group; WSJ research

Source: The Wall Street Journal, April 26, 2007

Growth Stocks Are Attractively Valued

P/E Ratios of Growth Index Measures to Value Index Measures

Russell 1000 Growth to Value
(IBES 1-Year and Trailing 1-Year)


3.50
3.00
2.50
2.00
1.50
1.00
0.50
Dec-78 Dec-80 Dec-82 Dec-84 Dec-86 Dec-88 Dec-90 Dec-92 Dec-94 Dec-96 Dec-98 Dec-00 Dec-02 Dec-04 Dec-06
Forward 1-Yr
Trailing 1-Year
Forward 1-Yr Average

Russell Midcap Growth to Value
(IBES 1-Year and Trailing 1-Year)


5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
Dec-78 Dec-80 Dec-82 Dec-84 Dec-86 Dec-88 Dec-90 Dec-92 Dec-94 Dec-96 Dec-98 Dec-00 Dec-02 Dec-04 Dec-06
Forward 1-Yr
Trailing 1-Year
Forward 1-Yr Average

Russell 2000 Growth to Value
(IBES 1-Year and Trailing 1-Year)


5.00
4.00
3.00
2.00
1.00
Dec-78 Dec-80 Dec-82 Dec-84 Dec-86 Dec-88 Dec-90 Dec-92 Dec-94 Dec-96 Dec-98 Dec-00 Dec-02 Dec-04 Dec-06
Forward 1-Yr
Trailing 1-Year
Forward 1-Yr Average

MSCI EAFE Growth to Value P/E


2.1x
1.9x
1.7x
1.5x
1.3x
1.1x
0.9x
0.7x
0.5x
0.3x
1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006

Source: Smith Barney / Citigroup Global Markets, FactSet Research Systems and MSCI, March 31, 2007

Normalized Returns Projected

	Annualized Returns			
	Actual (1) 1997-2006	Actual (1) 2002-2006	Actual 2006	Projected (2) 2007-2011
Fixed Income				
3 Month U.S Treasury Bill	3.8%	2.6%	5.5%	5.0%
Lehman Intermediate Government/ Credit Bond Index	5.8	4.5	4.1	**4.0**
Lehman Long-Term Treasury Bond Index	6.4	6.5	-1.1	3.0
Equities- Domestic				
S&P 500 Index	8.4	6.2	15.8	8.0
Russell 1000 Growth Index	5.4	2.7	9.1	**9.0**
Russell Mid Cap Growth Index	8.6	8.2	10.7	9.0
Russell 2000 Index	9.4	11.4	18.4	7.0
Russell 2000 Growth Index	4.9	6.9	13.3	9.0
Equities- Global/ International				
Morgan Stanley EAFE Index (US$)	7.7	15.0	26.3	**8.0**
Morgan Stanley Emerging Markets Price Index (US$)	6.7	23.5	29.2	9.0

(1) Annualized Returns: Ten Years and Five Years Ended 12/31/2006
(2) Assumptions: Five Years Ending 12/31/2011
U.S. Real GDP Growth = 3.0%
EAFE GDP Growth = 2.4%
Global CPI Rate = 2.5%
S&P 500 Earnings Growth = 6.0%
Modestly Lower U.S. Dollar

Source: Sit Investment Associates, Inc.

Equity Characteristics

April 30,, 2007

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Sit Science & Tech	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]								
2007 Projected Gain	+20.8%	+27.2%	+26.3%	+12.2%	+27.9%	+17.0%	+8.7%	+6.6%
2008 Projected Gain	+17.4%	+24.5%	+21.0%	+11.0%	+23.9%	+16.5%	+4.2%	+4.8%
5-Year Projected Growth	+14.5%	+17.0%	+16.1%	+11.2%	+19.3%	+13.9%	+8.0%	+8.0%
Dividend Yield								
Equities Only	+1.1%	+0.5%	+0.2%	+2.5%	+0.3%	+1.3%	+1.8%	+1.8%
Total Fund	+1.3%	+0.6%	+0.3%	+2.6%	+0.5%	+1.3%	+1.8%	+1.8%
Implied Return								
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+17.5%	+16.4%	+13.7%	+19.6%	+15.2%	+9.8%	+9.8%
Wtd Avg Price/Earnings Ratio [2]								
2007 Calendar P/E	20.3x	27.5x	23.9x	16.2x	27.6x	20.8x	16.7x	16.7x
2008 Calendar P/E	17.3x	20.7x	18.8x	14.4x	22.0x	17.7x	15.6x	15.6x
Median Price/Earnings Ratio [2]								
2007 Calendar P/E	19.0x	22.6x	20.2x	16.8x	23.4x	19.3x	N/A	17.2x
2008 Calendar P/E	16.0x	18.3x	17.7x	14.9x	19.7x	16.7x	N/A	15.7x
Average P/E-to-5-Year Earnings Growth Ratio								
2007 Calendar PEG	1.4x	1.6x	1.5x	1.4x	1.4x	1.5x	2.1x	2.1x
2008 Calendar PEG	1.2x	1.2x	1.2x	1.3x	1.1x	1.3x	2.0x	2.0x
Wtd Avg Mkt Cap ($ Billion)	$78.792	$13.324	$3.484	$79.693	$45.665	$71.676	$101.200	$101.200

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

(3) Based on S&P 500 reported earnings - top down basis

(4) Based on S&P 500 earnings prior to write-offs - top down basis

Median P/E is calculated using bottom up earnings estimates from First Call

Source: First Call, I/B/E/S, Frank Russell and Sit Investment Associates


Distribution of Proven Oil Reserves as of December 31, 2005
Percent of Total World Reserves
Other
26.6%
Shiite Nations
21.9%
Sunni Nations
51.5%

Source: BP Statistical Review of World Energy, June 2006

Source: Bank of America, February 12, 2007